September 22, 2015

Stephanie J. Ciboroski
Senior Assistant Chief Accountant
Office of Financial Services II
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7561

Re:	Santander Mexico Financial Group, S.A.B. de C.V. Form 20-F for the Fiscal Year Ended December 31, 2014 Filed April 30, 2015 File No. 001-35658

Dear Ms. Ciboroski:

By letter dated September 1, 2015, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Annual Report on Form 20-F for the Year Ended December 31, 2014 (the “2014 Form 20-F”) of Santander Mexico Financial Group, S.A.B. de C.V. (“Santander Mexico” or the “Group,” also referred to in this letter as “we”) filed with the SEC on April 30, 2015.

Our responses to the Staff’s comments on the 2014 Form 20-F are set forth below. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in bold face text. Our response follows each comment.

Form 20-F for the Fiscal Year Ended December 31, 2014

Item 4.B. Business Overview, page 43

Movements in Allowance for Impairment Losses, page 104

Impaired Asset Ratios, page 106

1.	We note that your coverage ratio has declined substantially since 2010, and has ranged from a high of 151.04% at December 31, 2010, to a low of 82.46% as of December 31, 2014. We also note that during the past five years, there were only two periods, 2013 and 2014, where the coverage ratio was below 110%. We also note that nonperforming loans have increased substantially since 2010, both in amount, and in percentage of total computable credit risk. For example, nonperforming loans have increased from Ps. 7,329 at December 31, 2012, to Ps. 18,430 at December 31, 2014, and from 1.92% of computable credit risk to 3.66% for the comparable periods. Also, charge-offs as a percentage of average total loans has increased during 2013 and 2014 relative to 2011 and 2012, with the percentage at 2.38% in 2011, 2.45% in 2012, 3.33% in 2013 and 3.10% in 2014. Lastly, we note that you have significantly extended your write-off policy for your mortgage loans, increasing the period before write-off from 366 days until 36 months, which would seem to increase the coverage ratio given the longer period of time the impaired loans would remain on your financial statements. Please address the following:

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Securities and Exchange Commission

•	In light of the above trends, please tell us and expand your disclosure in future filings to discuss the factors driving a lower coverage ratio. Please separately quantify each of the factors driving the change where possible.

•	Tell us how your allowance methodology or overall qualitative evaluation of the allowance for impairment losses considers the allowance coverage ratio.

•	Tell us the factors driving why the provision for impairment losses on loans and leases, net, is lower than the amount of net charge-offs during the year ended December 31, 2014, versus exceeding the amount of net charge-offs during 2013 and 2012. As part of your response, please specifically address how the substantial new loan growth is considered in your allowance methodology.

•	Tell us whether, and if so how, your acquisitions of ING Hipotecaria S.A. and the consumer loan portfolio from Scotiabank affect these ratios.

Response

1. In light of the above trends, please tell us and expand your disclosure in future filings to discuss the factors driving a lower coverage ratio. Please separately quantify each of the factors driving the change where possible.

We acknowledge the Staff’s comments and respectfully inform the Staff that we will expand our disclosure in future filings of our annual report on Form 20-F to discuss the principal factors affecting our coverage ratio.

We respectfully inform the Staff that the decline in our coverage ratio in 2011 was driven primarily by the acquisition of the GE Capital mortgage business in Mexico on April 29, 2011. As of December 31, 2011, the coverage ratio declined as a result of the recognition at fair value of the GE Capital mortgage loan portfolio (the “GE Portfolio”) on the acquisition date, resulting in a coverage ratio for this portfolio substantially lower than the coverage ratio for the rest of our total loan portfolio excluding the GE Portfolio. In addition, the coverage ratio of the GE Portfolio remained relatively lower because loans in the GE Portfolio are fully secured while the rest of our total loan portfolio is a mix of secured and unsecured loans.

We also respectfully inform the Staff that the decline in our coverage ratio in 2013 and 2014 was driven primarily by the following three factors:

(i)      During 2013, all of our loans to the three principal Mexican companies in the home builder sector totaling Ps.5,140 million became non-performing. The coverage ratio declined in 2013 because the coverage for such loans was substantially lower than the coverage for the rest of our commercial, financial and industrial loan portfolio and total loan portfolio. Coverage for home builder loans was substantially lower because over 50% of the aggregate amount is secured.

During 2014, our exposure to these companies remained non-performing. The total exposure declined to Ps.4,903 million at December 31, 2014, and the coverage ratio increased. However, in 2014 the coverage ratio was still substantially lower than the rest of our commercial, financial and industrial loan portfolio and total loan portfolio.

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Securities and Exchange Commission

(ii)      Our acquisition of ING’s mortgage business on November 29, 2013 negatively affected our coverage ratio. ING’s mortgage loan portfolio (the “ING Portfolio”) amounted to Ps.10,760 million, Ps.826 million of which were non-performing loans (“NPLs”) as of December 31, 2013. The coverage ratio declined as a result of the recognition at fair value of the ING Portfolio on the acquisition date, resulting in a coverage ratio for this portfolio substantially lower than the coverage ratio for the rest of our total loan portfolio. In addition, substantially all the loans included in the ING Portfolio are secured and the rest of our total loan portfolio is a mix of secured and unsecured loans.

(iii)      During 2014, our exposure to two Pemex suppliers totaling Ps.952 million became non-performing. Our coverage ratio declined because the coverage for such loans was lower than the coverage for the rest of our commercial, financial and industrial loan portfolio and total loan portfolio. Our exposure to these Pemex suppliers is partly collateralized and therefore requires less loan loss provisioning than the rest of our commercial, financial and industrial loan portfolio.

Excluding the three factors discussed above, our coverage ratio would have exceeded 110% as of December 31, 2013 and 2014.

An additional factor that explains the decrease in our coverage ratio is the change in the non-performing loan portfolio mix, mainly driven by an increase in NPLs in our mortgage and commercial, financial and industrial loan portfolios, which generally have lower coverage ratios than our consumer (revolving and non-revolving) loan portfolio. The mortgage and commercial, financial and industrial NPLs increased from 62% of total NPLs as of December 31, 2010 to 80% as of December 31, 2014.

Finally, we respectfully inform the Staff that extending the period of our write-off policy for mortgage loans during 2014 did not materially affect the coverage ratio as of December 31, 2014.

2.	Tell us how your allowance methodology or overall qualitative evaluation of the allowance for impairment losses considers the allowance coverage ratio.

Our allowance methodology does not consider specific coverage ratio targets. However, our figures for allowance for impairment losses, impairment losses on loans and receivables, charge-offs, coverage ratios and the ratio of allowance for impairment losses as a percentage of total exposure are analyzed as part of our reviews of the allowance for impairment losses. These reviews are carried out by the heads of the finance and risk management teams on a quarterly basis. During these reviews, such measures are analyzed on a consolidated and segment by segment basis in order to identify certain enhancements to our allowance methodology for collectively evaluated loans and to review specific allowances for impairment losses for our individually evaluated loans.

3.	Tell us the factors driving why the provision for impairment losses on loans and leases, net, is lower than the amount of net charge-offs during the year ended December 31, 2014, versus exceeding the amount of net charge-offs during 2013 and 2012. As part of your response, please specifically address how the substantial new loan growth is considered in your allowance methodology.

We respectfully inform the Staff that the factors driving variations in the allowance for impairment losses in the reported periods are set forth below.

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Securities and Exchange Commission

Charge-offs

Net charge-offs (charge-offs, net of recoveries of loans previously charged off) as a percentage of average total loans were 2.0% in 2012, 2.8% in 2013 and 2.7% in 2014.

Charge-offs as a percentage of average total loans were 2.5% in 2012, 3.3% in 2013 and 3.1% in 2014.

The increase in charge-offs during 2013 and 2014 is mainly attributable to our consumer (revolving and non-revolving) loan portfolio.

During the period from 2012 to 2014, revolving consumer credit card loans and non-revolving consumer loans together represented on average approximately 70% of total charge-offs, while commercial, financial and industrial loans represented 20% and mortgage loans represented approximately 10%.

Revolving consumer credit card loans and non-revolving consumer loans charge-offs together as a percentage of average loans were 10.9% in 2012, 13.6% in 2013 and 13.4% in 2014. The increase in 2013 and the higher level of charge-offs in 2014 is mainly due to the maturing of loan vintages from the end of 2011 to the beginning of 2013. During such period, loans were granted to customers with a higher risk profile than the rest of our consumer (revolving and non-revolving) loan portfolio. This strategy was adjusted between 2012 and 2013 to ensure new loans were granted to customers with a lower risk profile.

Commercial, financial and industrial loan charge-offs as a percentage of average loans were 0.7% in 2012, 1.2% in 2013 and 1.2% in 2014. More than 80% of these charge-offs are from small and medium-sized enterprises (“SME”) loans.

Charge-offs of commercial, financial and industrial loans to SMEs as a percentage of average loans were 4.8% in 2012, 6.4% in 2013 and 5.8% in 2014. The main driver of the increase in 2013 and the high level of charge-offs in 2014 is the volume of maturing 2012 vintages, which were substantially larger in aggregate volume than those of prior years.

Impairment losses on loans and receivables and variation in the allowance for impairment losses

Impairment losses on financial assets (net) as a percentage of average total loans were 2.7% in 2012, 4.0% in 2013 and 3.0% in 2014.

Impairment losses on financial assets (net) are comprised of impairment losses on loans and receivables, net of recoveries of loans previously charged off.

During the period from 2012 to 2014, impairment losses on loans and receivables exceeded charge-offs, thus the variation in the allowance for impairment losses is positive for the years shown.

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Securities and Exchange Commission

The variation in the year end allowance for impairment losses can be broken down into the variation due to loan portfolio growth and the variation due to loan portfolio performance. The variation due to loan portfolio growth corresponds to an increase in the volume of loans in the portfolio while maintaining constant the percentage of allowance for impairment losses and the variation due to loan portfolio performance corresponds to an increase in the percentage of allowance for impairment losses while maintaining loan volumes in the portfolio constant, as follows:

(a) Variation due to Loan Portfolio Growth = [(Final Loan Portfolio – Initial Loan Portfolio) * % Initial Allowance for Impairment Losses]

(b) Variation due to Loan Portfolio Performance = [(% Final Allowance for Impairment Losses - % Initial Allowance for Impairment Losses) * Final Loan Portfolio]

During 2013, the allowance for impairment losses increased by Ps.4,377 million, Ps.980 million of which was due to loan portfolio growth. The remaining Ps.3,397 million was due to weaker loan portfolio performance, mainly attributable to home builders and consumer (revolving and non-revolving) loans.

During 2014, the allowance for impairment losses increased by Ps.1,434 million, of which loan portfolio growth represented Ps.2,052 million and loan portfolio performance represented a negative variation of Ps.618 million, due to stronger loan portfolio performance, mainly attributable to consumer (revolving and non-revolving) loans.

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Securities and Exchange Commission

	2012	2013	2014
Total Portfolio
Impairment Losses on Financial Assets (Net)	8,970	14,905	13,132
Recoveries of Loans Previously Charged Off	(1,368)	(1,983)	(1,699)
Impairment Losses on Loans and Receivables	10,338	16,888	14,831
Charge-Offs	8,210	12,530	13,510
Others	(12)	(19)	(113)
Variation in Allowance for Impairment Losses (1)	2,140	4,377	1,434
Variation due to Loan Portfolio Growth (1)	1,219	980	2,052
Variation due to Loan Portfolio Performance (1)	921	3,397	(618)

(1) Variation refers to changes for the year then ended.

Loan portfolio growth is factored into our allowance methodology by considering the following:

(i) Retail loan portfolio, including revolving consumer credit card loans and non-revolving consumer loans, mortgage loans and commercial loans to SMEs

Our allowance methodology for our originated retail loan portfolio is based on roll rates models to estimate the probability of default (“PD”) and recovery by vintage curves to estimate loss given defaults (“LGD”). With the roll rates model, we estimate PDs for each delinquency bucket of the portfolio, including the current (0 days-past-due) bucket, which is comprised of: (A) loans that have never been in delinquency status, (B) loans that were previously in delinquency status but are now current, and (C) new loans.

Therefore, our allowance methodology for our originated retail loan portfolio considers new loan growth through the roll rates models used for estimating PDs, specifically by using a different PD estimate for the current bucket, which includes new loan growth.

When growth in the retail loan portfolio is achieved through acquisitions, our allowance methodology includes a risk assessment of the acquired loans, including consideration of exposure at default (“EAD”) for such loans, in order to allocate them to loan pools with similar economic characteristics and to assign appropriate PDs and LGDs.

(ii) Commercial loans to corporate customers

Our allowance methodology for this portfolio is based on internal ratings models to estimate PDs and internal LGD models developed from our historic recovery data.

We perform a credit analysis on every new customer and assign a credit rating. We also periodically review the ratings of all our customers. Loans granted to new customers and new loans granted to existing customers always have a credit rating and a PD. Therefore, our allowance methodology for the non-retail portfolios considers new loan growth through the rating analysis performed to new and existing customers.

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Securities and Exchange Commission

4.	Tell us whether, and if so how, your acquisitions of ING Hipotecaria S.A. and the consumer loan portfolio from Scotiabank affect these ratios.

We respectfully inform the Staff that, as discussed in greater detail in our response to comment 1, under subsection (ii), our acquisition of ING’s mortgage business had a negative effect on our coverage ratio.

Finally, we respectfully inform the Staff that our acquisition of the non-revolving consumer loan portfolio from Scotiabank did not affect our loan coverage ratios in 2014 because the acquisition did not close until 2015. However, we expect that it will impact our 2015 ratios and we will include disclosure describing such impact in future filings of our Annual Report on Form 20-F.

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Securities and Exchange Commission

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In connection with the above responses, Santander Mexico hereby acknowledges that:

•	Santander Mexico is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Santander Mexico may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the responses contained herein, please contact the undersigned at +52 55 5257 8353 or Nicholas A. Kronfeld of Davis Polk & Wardwell LLP at 212-450-4950.

Very truly yours,

/s/ Pedro José Moreno Cantalejo

Pedro José Moreno Cantalejo
Vice President of Administration and Finance
Santander Mexico Financial Group, S.A.B. de C.V.

cc:

Fernando Borja Mujica (General Legal Director, Grupo Financiero Santander México, S.A.B. de C.V.)

Nicholas A. Kronfeld (Davis Polk & Wardwell LLP)

Ricardo A. García Chagoyán (Galaz, Yamazaki, Ruiz Urquiza, S.C.,

member firm of Deloitte Touche Tohmatsu Limited)

Via EDGAR